VIROMENT EQUITY

Filtering Manure in Real-Time. The Barn of the Future!

PITCH VIDEO   INVESTOR PANEL


VIROMENT
Water. Energy. Possibilities.
A Massive Advantage!

viroment.com   Minneapolis MN

Main Street | Infrastructure | Technology | Community | Agriculture

Highlights

1. 🥩 We anticipate each project producing $4M+ of protein per year. People eat in any economy.
2. 💪 We expect each project to create 42 farm-to-table jobs.
3. ♻️ We believe that Viroment's high-tech barns will offer lower costs, less regulation, and a sustainable process.
4. 🥇 High-Tech Barn of The Future! Award-winning technology.
5. 🌐 The team participates in International Trade Missions with the United States Commercial Services.
6. ✅ Previous $829k raise with 570+ investors. WOW!

Our Team



Paul Koenig Chief Executive Officer

Award-winning inventor and international industry speaker including multiple US Commercial Services Trade Missions.

THERE HAS TO BE A BETTER WAY to raise livestock and with less odor. We loved our initial odor eliminating test performance so much that we pivoted to owning the barns with our cutting-edge technology included. The reason we care is that each project creates 42 PERMANENT JOBS and $4M in EXPORT PROTEIN each year!



Russell Vering Vice President

National Pork Producer Council board member representing the pork industry by his participation in foreign trade missions to Asia, Mexico & the United Kingdom.



Christopher Brian Rei,ers Vice President

Critical path specialist for Costco's Billion Bird project. Land and Nutrient expert.

Viroment

This is an investment in Viroment Equity LLC, a subsidiary of Viroment Capital, LLC. The pictures and non-forward-looking statements below are in relation to the parent company and not the subsidiary for which this campaign is offering equity in.

WHAT WE DO - INVESTOR PERSPECTIVE

We are offering our investors an opportunity to own equity in our **REAL-TIME MANURE PROCESSING BARNS.** Viroment Facilities are pre-leased to the world's leading producers on **15-YEAR ALL-INCLUSIVE GUARANTEED LEASES!**



(Founders pictured providing $4,012,000 in personal funding on project #1!)

THE VIROMENT PROJECT FACILITIES BY THE NUMBERS:

- 336 Permanent agricultural jobs
- $64,000,000 in affordable food for families each year
- Reducing manure footprints by up to 98%
- Conserve up to 68,000,000 of water each year
- Eliminates Odor - Clean Air
- Healthier Environment
- Projected investor 10-yr ROI average of 22% per year!

THE ADVANTAGE IS REAL-TIME MANURE PROCESSING

A typical pork production barn has a cost to dispose of its manure between $.02-$.03 / gallon. A traditional large barn may spend $150,000 - $200,000 on disposal per year on fuel, equipment, and labor.

The Viroment system processes all the manure in real-time through a disinfection and filtration system resulting in a dry valuable solids cake that is converted off-site into a high-value pellet win exceeding $200,000 - $250,000.

The bottom line win is a net total **cash flow win of around $400,000 per year.**


Viroment
from Viroment
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HOW THE INVESTMENT WORKS

- Step 1   **Build two facilities** using investor funds (10%) and our personal resources (90%)
- Step 2   **Repeat re-investing the cash flow until we reach 8 completed projects**
- Step 3   **Distribute profits amongst all shareholders equally.**

Projected ROI = 22.6% (projected) year on year first ten years with all the advantages of depreciation on these massive assets pre-leased to top-tier industry leaders.

It is really that simple!



DEEP DIVE

We build and then lease (with our technology built-in) to the world's top pork producers on 15-year guaranteed contracts. These client contracts are triple-net with the lessee paying for all expenses. We never move dirt until we have a 15-yr lease in hand from a best-in-class high credit client to ensure a guaranteed equation for cash flow.

equation for cash flow.



ADVANTAGE / EDGE

Viroment barns are fitted with award-winning manure filtration technology eliminating odors in real-time while creating a high-value dry fertilizer. We filter the manure in real-time every hour of every day!



PROBLEM WE SOLVED

- Existing dated facilities produce unwanted odor - not so popular with neighbors!
- High environmental impact - Large waste disposal footprint - Farm Smell for EVERYONE!
- Global demand for pork increases 5% per year; Supply housing stock cannot keep pace



SOLUTION

- Odors Eliminated
- Low impact - Sludge footprint reduced by up to 98%

- Our high-tech facilities are leased pre-construction and in high demand
- The barns provide a healthier growing and working environment!
- The animals are "de-stressed" due to no longer breathing in manure fumes.


250 ml
APPROX
200
150
100

Filtered water is re-looped for reuse. Sustainable!

PRINCIPALS

Paul Koenig, CEO


15 检票口
Ticket Check
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58同城
找工作
招聘

Paul Koenig

Paul was raised on a family "Century Award" farm in central Minnesota USA and later attended the University of Minnesota. The inventor of award-winning technology paved the way to becoming an international expert speaker on wastewater filtration.


CGTN
Paul Koenig on the US business delegation with President T...
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(November 2017) Paul was invited to Asia to participate in the historic US Commercial Services Trade Mission event held at the Great Hall of the People in Beijing China.


中美企业家对话会
US-CHINA BUSINESS EXCHANGE

Media Link: Viroment Secures Agreement with global giantHangzhou Iron & Steel



Russ Vering, Partner



Russ Veering

Russ owns and operates two feed mills in partnership with a large Cooperative. The feed mill, Central Plains Milling, manufactures feed for traditional livestock. Russ attended the University of Nebraska near where he was raised and operates his successful mills


pure NEBRASKA



Russ Vering - Pure Nebraska Television

Russ has been recognized for his participation in The National Pork Board Transportation Quality Assurance Task Force and related work in Washington D.C.


KIRKLAND
Signature

(London, England) USA Pork Producer's Council representative Russ Vering with Costco UK

Russ is a board member of the Nebraska Pork Producers Council. Russ participates in US trade missions and is an advisor for government oversight and regulatory compliance.

Chris Reimers, Partner



Chris Reimers

Chris is originally from nearby West Point, Nebraska. Chris attended the University of Nebraska-Lincoln majoring in Agricultural Engineering. Recently, Chris played an integral role in the Costco "1 Billion Bird Facility" in Nebraska: Costco's 1,000,000,000 Bird Project.





Chris - Project Plan & Permit Review

Chris's current footprint includes manure marketing that spans across their 8,000 barns-built client-base across the Central USA. Chris's top clients control 80% of the regional livestock space.


VIROMENT
Water. Energy. Possibilities.

MEDIA

Viroment has been featured in Forbes, Fortune Magazine, MSNBC, Reuters, China TV, Global Water Intelligence Magazine, South China Morning Post, Japan Times, Caixin Global (China), Financial Times, Biz Journals, Yahoo Finance, China Daily & Daily Mail (United Kingdom).

NOTABLE EVENTS

Hurricane Harvey (Houston, Texas) Viroment deployed several processing units to assist the City of Houston's Wastewater Treatment plant in responding to the natural disaster. The emergency response has led to a continued partnership and processing at their facilities to this day.



US Commercial Services Trade Mission (Asia) Viroment executed an $800M partnership agreement with government-owned Hangzhou Iron and Steel. The contract signing was witnessed by both US President Trump and China President Xi at the Great Hall of the People in Beijing on November 9th, 2017.



Downloads

VIroment Flyer Quad Sheet 2019.pdf

Glogal Water Intelligence July 2019.pdf

Business Description Appendix to Form C 8-26-2021 .pdf